UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from           to
Commission File No. 1-7797

A. Full title of the plan and address of the plan, if different from that of the issuer named below:
PHH Home Loans, LLC Employee Savings Plan
B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
PHH Corporation
3000 Leadenhall Road
Mt. Laurel, New Jersey 08054

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the PHH Home Loans, LLC Employee Benefits Committee and Participants of the PHH Home Loans, LLC Employee Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the PHH Home Loans, LLC Employee Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
June 25, 2008

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
ASSETS:
Cash and cash equivalents	$54,784	$26,537
Participant-directed investments, at fair value	66,444,411	60,213,180
Receivables:
Participant contributions	206,686	253,106
Employer contributions	122,710	162,375
Interest and dividends	6,805	2,188

Total receivables	336,201	417,669

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	66,835,396	60,657,386

Adjustment from fair value to contract value for fully benefit responsive investment contracts	91,737	162,912

NET ASSETS AVAILABLE FOR BENEFITS	$66,927,133	$60,820,298

See Notes to Financial Statements.

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2007	2006
ADDITIONS TO NET ASSETS:
Contributions:
Participant	$5,661,652	$5,985,350
Employer	3,803,998	3,998,973
Rollovers	51,031	149,868

Total contributions	9,516,681	10,134,191

Net investment income:
Interest and dividends	4,866,042	3,032,280
Net appreciation in fair value of investments	328,756	3,153,539

Net investment income	5,194,798	6,185,819

Assets transferred in from the PHH Corporation Employee Savings Plan	690,226	929,781

Total additions	15,401,705	17,249,791

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	7,757,694	2,550,766
Assets transferred out to the PHH Corporation Employee Savings Plan	1,531,489	1,331,849
Administrative expenses	5,687	6,450

Total deductions	9,294,870	3,889,065

NET INCREASE IN NET ASSETS	6,106,835	13,360,726
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	60,820,298	47,459,572

END OF YEAR	$66,927,133	$60,820,298

See Notes to Financial Statements.

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
     The following description of the PHH Home Loans, LLC Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document, which are available from the plan sponsor, PHH Home Loans, LLC (the “Company”, “Home Loans” or the “Plan Sponsor”), for a more complete description of the Plan’s provisions.
     The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and employer contributions for the Company’s eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Company and fiduciary responsibility for the Plan has been delegated by the Company’s Board of Directors to the Employee Benefits Committee (the “Plan Administrator”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.
     The Company was formed in connection with PHH Corporation’s (“PHH”) (NYSE: PHH) spin-off from Cendant Corporation (“Cendant”) effective February 1, 2005 and commenced operations in October 2005. Effective July 31, 2006, Cendant completed the spin-off of its real estate services division into an independent publicly traded company, Realogy Corporation (“Realogy”). Also during 2006, Cendant Corporation changed its name to Avis Budget Group, Inc. (“Avis”). PHH Broker Partner Corporation, a wholly owned subsidiary of PHH, owns 50.1% of the Company and Realogy Services Venture Partner, Inc., a wholly owned subsidiary of Realogy, owns 49.9% of the Company. The Plan was formed effective October 1, 2005.
     On March 1, 2006, the Trustee and all eligible Plan participants were instructed to suspend all further purchases of PHH common stock within the Plan until PHH filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2005. On November 9, 2006, all eligible Plan participants were notified that the suspension of purchases of PHH common stock within the Plan had been extended until PHH became a current filer with the Securities and Exchange Commission (“SEC”). Refer to PHH’s Current Reports on Form 8-K filed on March 1, 2006 and November 9, 2006, which provide further details of these blackout periods. Notwithstanding the instructions having been given, PHH and the Plan Administrator became aware that there were purchases of PHH common stock within the Plan during the blackout periods by certain Plan participants. PHH evaluated these purchases and determined that they did not result in any impact on the financial statements of the Plan. On June 29, 2007, PHH further extended the blackout period until the earlier of the effective date of a definitive agreement (the “Merger Agreement”) with General Electric Capital Corporation (“GE”) and its wholly owned subsidiary, Jade Merger Sub, Inc. to be acquired or December 31, 2007. On January 1, 2008, PHH gave a notice of termination to GE pursuant to the Merger Agreement because the Merger was not completed by December 31, 2007.
     On January 8, 2008, the Company informed Plan participants of its decision to permanently suspend all further purchases of PHH common stock within the Plan effective January 1, 2008. Participants holding PHH stock as of January 1, 2008 were permitted to hold, sell, redeem or transfer their current holdings of PHH stock subject to the applicable Plan provisions and Company policy.
     The following is a summary of certain Plan provisions:
     Eligibility. Each regular employee of the Company (as defined in the Plan Document) is eligible to participate in the Plan following the later of commencement of employment or the attainment of age eighteen. Each part-time employee of the Company (as defined in the Plan Document) is eligible to participate in the Plan following the later of one year of eligible service or the age of eighteen.

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
     Participant Contributions. Participants may elect to make pre-tax contributions up to 20% of pre-tax annual compensation up to the statutory maximum of $15,500 for 2007. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,000 as a catch up contribution, resulting in a total pre-tax contribution of $20,500 for 2007. Participants may change their investment allocations between funds on a daily basis.
     Employer Contributions. The Company makes matching contributions to the Plan equal to 100% of each eligible participant’s salary deferral up to 6% of such participant’s eligible compensation per pay period. Participants are eligible for the employer contribution following one year of service (as defined in the Plan Document) provided they are regularly scheduled to work at least 20 hours per week. Catch up contributions made by eligible participants (age 50 and over) are not matched by the Company.
     Rollovers. All participants, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations and Plan provisions.
     Investments. Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds or change future contributions on a daily basis. The fund reallocation must be in 1% increments and include both employee and employer contributions. Only one reallocation is allowed each day. Participants should refer to each fund’s prospectus for a more complete description of the risks associated with each fund. Participants may be subject to penalties imposed by certain funds due to a participant’s failure to hold investments in such funds for specified periods of time.
     Qualified Default Investment Alternative. On October 24, 2007, the United States of America (“U.S.”) Department of Labor published final regulations, effective December 24, 2007, which provided guidance to plan sponsors on the selection and use of a qualified default investment alternative (“QDIA”). As contemplated in the Pension Protection Act of 2006 (PL 109-280), the final regulation created a fiduciary safe harbor for plan sponsors to invest plan participants’ investments, in certain circumstances, where no investment direction is given by a plan participant. On December 4, 2007, the Plan Administrator designated the Oakmark Equity & Income Fund as the Plan’s QDIA.
     Vesting Schedule. At any time, participants are 100% vested in their participant, employer and rollover contributions.
     Loan Provision. Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance, provided the vested balance is at least $1,000. The loans are secured by the participant’s vested account balance and bear interest at a rate equal to the prime rate plus one percent. Loan repayments are made through payroll deductions over a term not to exceed five years, unless the proceeds of the loan are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years.
     Participant Accounts. A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings, including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged an allocation of net realized and unrealized depreciation in fair value of investments and certain administrative expenses. Allocations are based on participant account balances, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
     Payment of Benefits to Participants. Participants are entitled to withdraw all or any portion of their vested accounts in accordance with the terms of the Plan and applicable law. Participants may make full or partial withdrawals of their salary deferral or rollover accounts upon attaining age 59 1/2 or for a hardship in certain circumstances (as defined in the Plan Document) before that age. If a terminated participant’s account balance is more than $1,000 but does not exceed $5,000, the account balance will automatically be rolled over to a Merrill Lynch Individual Retirement Rollover Account. If a terminated participant’s account balance exceeds $5,000, no distribution will be made unless the participant consents to a distribution. A terminated participant with an

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
account balance of $1,000 or less will automatically receive a lump sum distribution. There were no amounts to be paid to participants who had elected to withdraw from the Plan, but did not yet receive distributions from the Plan at December 31, 2007. Amounts to be paid to participants who have elected to withdraw from the Plan, but did not yet receive distributions from the Plan totaled $25,000 at December 31, 2006.
     Transfers. PHH sponsors a 401(k) plan for eligible employees of PHH and its wholly-owned subsidiaries. If participants change their employer between Home Loans and PHH (or a wholly-owned subsidiary of PHH) during the year, their account balances are transferred into the corresponding plan.
     Administrative Expenses. Administrative expenses of the Plan may be paid by PHH at its discretion; otherwise, such expenses are paid by the Plan. During 2007 and 2006, all administrative expenses recorded by the Plan were primarily loan origination fees and associated expenses charged to applicable participant accounts. All other administrative expenses associated with the Plan were paid by PHH.
2. Summary of Significant Accounting Policies
     Basis of Accounting. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”).
     Cash and Cash Equivalents. The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.
     Valuation of Investments and Income Recognition. The Plan’s investments in common stock, mutual funds and cash and cash equivalents are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of registered investment companies are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Loans to participants are valued at cost, which approximates fair value. The Plan’s investments in common/collective trusts consist of funds that invest primarily in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, equity securities and fixed income securities. As required by FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans,” the Plan’s investments in these common/collective trusts are presented in the Statements of Net Assets Available for Benefits at the fair value of the underlying investments and Adjustments from fair value to contract value for fully benefit responsive investment contracts is presented as a separate line item. Contract values represent amounts contributed, plus the Plan’s pro-rata share of interest income earned by such fund, less administrative expenses and withdrawals.
     Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statements of Changes in Net Assets Available for Benefits present net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2007 and 2006 and realized gains and losses on investments sold during the years ended December 31, 2007 and 2006.
     Use of Estimates. The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
     Risks and Uncertainties. The Plan invests in various securities including mutual funds, common/collective trusts and common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that those changes could materially affect the amounts reported in the financial statements.
     Payment of Benefits. Benefits to participants are recorded upon distribution.
     Recently Issued Accounting Pronouncements. In September 2006, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The changes to current practice resulting from the application of SFAS No. 157 relate to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 with earlier application permitted, subject to certain conditions. The provisions of SFAS No. 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for certain financial instruments which require retrospective application as of the beginning of the fiscal year of initial application (a limited form of retrospective application). The transition adjustment, measured as the difference between the carrying amounts and the fair values of those financial instruments at the date SFAS No. 157 is initially applied, should be recognized as a cumulative-effect adjustment to the opening balance of retained earnings (or net assets available for benefits). The Plan Administrator does not expect the adoption of SFAS No. 157 to have an impact on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.
3. Investments
     The following table presents investments that represent five percent or more of the Plan’s net assets available for benefits:

	December 31,
	2007	2006
Merrill Lynch Retirement Preservation Trust (1)	$9,900,534	$8,411,410
ING International Value Fund	6,902,527	6,482,268
Oppenheimer Developing Markets Fund	6,530,655	4,943,409
Davis New York Venture Fund	5,749,260	5,007,853
Pimco Total Return Fund	5,204,285	4,513,255
Goldman Sachs Growth Opportunities Fund	4,339,424	3,851,243
Oppenheimer Capital Appreciation Fund	4,238,445	3,551,675
Pioneer Mid Cap Value Fund	3,530,807	3,312,474
Harbor Small Cap Value Fund (2)	2,975,509	3,501,467

(1)	Exempt party-in-interest transaction (See Note 5, “Exempt Party-in-Interest Transactions”).

(2)	Less than 5% of net assets available for benefits as of December 31, 2007, but included for comparative purposes.

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
     The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2007	2006
Mutual funds	$393,945	$2,950,840
Common/collective trusts	113,117	286,976
Common stocks (1)	(178,306)	(84,277)

	$328,756	$3,153,539

(1)	Exempt party-in-interest transaction (See Note 5, “Exempt Party-in-Interest Transactions”).
4. Federal Income Tax Status
     The IRS has determined and informed the Plan Administrator, by a letter dated October 11, 2007, that the plan is designed to operate in accordance with applicable provisions of the IRC. This determination was subject to the Plan Administrator’s adoption of certain amendments, which occurred subsequent to the date of the IRS determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and may be amended, as necessary, to continue to comply with applicable requirements. Therefore, no provision for income tax has been included in the Plan’s financial statements.
5. Exempt Party-in-Interest Transactions
     A portion of the Plan’s investments represent shares in funds managed by the Trustee. These transactions qualify as exempt party-in-interest transactions.
     Additionally, the Plan’s investments included the following common stock of PHH and its former affiliates:

	December 31,
	2007		2006
	Shares	Cost Basis	Shares	Cost Basis
PHH Corporation common stock	6,622	$192,092	8,881	$248,851
Avis Budget Group, Inc. common stock	3,814	94,293	4,778	429,419
Wyndham Worldwide Corporation common stock	7,785	246,583	9,664	196,595
Realogy Corporation common stock	—	—	10,701	166,909
     The Plan recorded the following activity in Net investment income for the above common stock investments:

	Year Ended December 31,
	2007		2006
			Net
	Net		Appreciation
	Depreciation	Dividend	(Depreciation)	Dividend
	in Fair Value	Income	in Fair Value	Income
PHH Corporation common stock	$(76,298)	$—	$4,241	$—
Avis Budget Group, Inc. common stock	(37,389)	—	(359,927)	—
Realogy Corporation common stock	(3,739)	—	194,178	—
Wyndham Worldwide Corporation common stock	(60,880)	646	124,889	—
Cendant Corporation common stock	—	—	(47,658)	7,235
     Effective July 31, 2006, Cendant spun-off its real estate services division, Realogy, and hospitality services division, Wyndham Worldwide Corporation (“Wyndham”), in which Cendant distributed 100% of the common stock of its Realogy Corporation and Wyndham subsidiaries to Cendant stockholders of record as of

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
July 21, 2006. During 2006, Cendant changed its name to Avis Budget Group, Inc., effectuated a one-for-ten reverse stock split and changed its trading symbol on the New York Stock Exchange (“NYSE”). On March 30, 2007, Realogy announced the approval of the acquisition of it by an affiliate of Apollo Management VI, L.P., which closed on April 10, 2007, and shares of Realogy ceased trading on the NYSE. Plan participants holding shares of Realogy common stock received $30 in cash per share of common stock held, which, in turn, was deposited in the participants’ accounts in the Merrill Lynch Retirement Preservation Trust. These transactions qualify as exempt party-in-interest transactions.
     See Note 8, “Subsequent Events” for discussion regarding the elimination of investment in non-employer stock funds within the Plan effective December 31, 2008.
6. Plan Termination
     Although it has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA.
7. Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of net assets available for benefits as presented in these financial statements to the balance per Form 5500 as of December 31, 2007:

Statement of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$66,927,133
Adjustment from fair value to contract value for fully benefit responsive investment contracts as of December 31, 2007	(91,737)

Net assets available for benefits per the Form 5500, at fair value	$66,835,396

     The following is a reconciliation of net increase in net assets as presented in the Statement of Changes in Net Assets Available for Benefits to net income per Form 5500 for the year ended December 31, 2007:

Statement of Changes in Net Assets Available for Benefits:
Net increase in net assets per the financial statements	$6,106,835
Adjustment from fair value to contract value for fully benefit responsive investment contracts as of December 31, 2007	(91,737)
Adjustment from fair value to contract value for fully benefit responsive investment contracts as of December 31, 2006	162,912
Assets transferred in from the PHH Corporation Employee Savings Plan	(690,226)
Assets transferred out to the PHH Corporation Employee Savings Plan	1,531,489

Net income per Form 5500	$7,019,273

8. Subsequent Events
     See Note 1, “Description of the Plan” for a discussion regarding the termination of the Merger Agreement on January 1, 2008 and the permanent suspension of the trading of PHH common stock within the Plan.
     On April 18, 2008, the Company informed Plan participants that, effective January 1, 2009, all non-employer stock funds, specifically the common stocks of Avis and Wyndham, would be eliminated as Plan investments and all Plan assets held in such investments would be liquidated as of December 31, 2008. At this time, participants were also informed that if action is not taken prior to December 31, 2008 to transfer any remaining shares held in either of the non-employer stock funds to another investment, the Plan Administrator will be instructed to sell those shares and transfer the proceeds from the sale into The Oakmark Equity and Income Fund, the Plan’s QDIA.

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
FORM 5500, PART IV, SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

		Number
		of Shares,
Identity of Issue, Borrower, Current	Description	Units or
Lessor or Similar Party	of Investment	Par Value	Cost(1)	Current Value
PHH Corporation Common Stock(2)	Common stock	6,622		$116,804
Avis Budget Group, Inc.	Common stock	3,814		49,579
Wyndham Worldwide Corporation	Common stock	7,785		183,410
Merrill Lynch Equity Index Trust I(2)	Common/collective trust	18,822		2,128,745
Merrill Lynch Retirement Preservation Trust(2)	Common/collective trust	9,992,271		9,900,534
American Growth Fund of America	Mutual fund	81,050		2,716,793
The Oakmark Equity and Income Fund	Mutual fund	121,507		3,252,745
The Managers Special Equity Fund	Mutual fund	13,773		885,072
Pioneer Mid-Cap Value Fund	Mutual fund	158,759		3,530,807
Lord Abbett Bond Debenture Fund	Mutual fund	76,280		614,819
DWS RReef Real Estate Securities Fund	Mutual fund	49,888		950,866
ING International Value Fund	Mutual fund	371,303		6,902,527
Goldman Sachs Growth Opportunities Fund	Mutual fund	192,095		4,339,424
Harbor Small Cap Value Fund	Mutual fund	151,271		2,975,509
Oppenheimer Capital Appreciation Fund	Mutual fund	82,460		4,238,445
Allianz CCM Capital Appreciation Fund	Mutual fund	29,278		601,653
Oppenheimer International Growth Fund	Mutual fund	56,578		1,758,444
Pimco Total Return Fund	Mutual fund	486,837		5,204,285
Davis New York Venture Fund	Mutual fund	143,696		5,749,260
Oppenheimer Developing Markets Fund	Mutual fund	134,238		6,530,655
MFS Value Fund Class R5	Mutual fund	57,461		1,524,428
Loans to participants(3)				2,289,607
Cash and cash equivalents				54,784

Total				$66,499,195

(1)	Cost information is not required for participant-directed investments.

(2)	Represents an exempt party-in-interest transaction.

(3)	Maturity dates range from January 2008 to September 2022. Interest rates range from 5.0% to 10.5%.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHH Home Loans, LLC Employee Savings Plan

By:	/s/ William F. Brown

Name:	William F. Brown
Title:	Member, Employee Benefits Committee
Date: June 26, 2008